Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

November 18, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Kristin Lochhead, Accounting Branch Chief
Mr. Brian Cascio, Accounting Branch Chief
Mr. Geoffrey Kruczek, Special Counsel
Mr. Jay Ingram, Legal Branch Chief

Re:	Canaan Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed November 13, 2019
File No. 333-234356

Ladies and Gentlemen:

On behalf of our client, Canaan Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith Amendment No. 3 (“Amendment No. 3”) to the Company’s above-reference Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

Simpson Thacher & Bartlett

November 18, 2019

We enclose herewith five (5) courtesy copies of Amendment No. 3, which has been marked to show changes to the Company’s Amendment No. 2 to the Registration Statement filed with the Commission on November 13, 2019 (the “November 13 Filing”).

The Company has responded to the Staff’s comment contained in the comment letter dated November 15, 2019 from the Staff (the “November 15 Comment Letter”) by revising the November 13 Filing or providing explanations in response to the comment.

Set forth below are the Company’s responses to the Staff’s comment in the November 15 Comment Letter. The Staff’s comment is retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Amendment No. 3 where the disclosure addressing the comment appears.

*    *    *    *    *

Amendment No. 2 to Registration Statement on Form F-1 filed November 13, 2019

ADS holders may not be entitled to a jury trial . . ., , page 49

1.

Your response to prior comment 2 and current disclosure indicate that claims arising before the withdrawal of the shares underlying the ADSs will continue to be subject to the jury trial waiver provision. Please revise to clarify the basis of that belief. For example, clarify what you consider to be “pre-dispute.” If there is material uncertainty regarding the enforceability of this position, please also revise to address this uncertainty.

In response to the Staff’s comment, the Company has revised the Risk Factors disclosure on page 49 of Amendment No. 3 to clarify the basis of the Company’s belief, which is the construction of the contractual clause. The Company has also expanded the Risk Factors disclosure on page 49 of Amendment No. 3 to clarify that uncertainty remains as to the applicability of this clause to ADS holders who subsequently withdraw the shares represented by the ADSs from the ADS facility, as to the knowledge of the Company, there has been no applicable case law on this issue. Lastly, the Company respectfully advises the Staff that pre-dispute jury trial waiver refers to a waiver that was given before an actual dispute arises, and the Company’s view on the applicability of the jury waiver does not relate to whether the waiver is pre-dispute or not.

*    *    *    *    *

Simpson Thacher & Bartlett

November 18, 2019

The Company expects to price the initial public offering on or about November 20, 2019. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this offering timetable. On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the November 13 Filing.

If you have any question regarding Amendment No. 3, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:

Nangeng Zhang, Chairman and Chief Executive Officer

Jianping Kong, Director and co-chairman

Quanfu Hong, Vice President of Finance

Canaan Inc.

Howie Farn

Yi-Ping Chang

Simpson Thacher & Bartlett

Calvin C. Lai

Valerie Ford Jacob

Freshfields Bruckhaus Deringer

Steven Zhao

PricewaterhouseCoopers Zhong Tian LLP

3